UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. )*

Under the Securities Exchange Act of 1934

Perception Capital Corp. II

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Titles of Class of Securities)

G7007D 102

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Perception Capital Partners II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,660,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,660,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,660,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.7% (2)
12	TYPE OF REPORTING PERSON OO

(1)

Reflects 5,660,000 Class A ordinary shares of Perception Capital Corp. II (the “Company”), par value $0.0001 per share (“Class A Ordinary Shares”), issuable upon conversion of 5,660,000 Class B ordinary shares of the Company, par value $0.0001 per share (“Class B Ordinary Shares”). The Class B Ordinary Shares will automatically convert into Class A Ordinary Shares at the time of the Company’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. Perception Capital Partners II LLC (the “Sponsor”) is the record holder of the shares reported herein. The Sponsor is controlled by Perception Capital Partners LLC, which is controlled by Northern Pacific Group, L.P., which is controlled by Scott Honour and Marcy Haymaker. As such, each of Perception Capital Partners LLC, Northern Pacific Group, L.P., Scott Honour and Marcy Haymaker may be deemed to beneficially own the Class B Ordinary Shares held by the Sponsor by virtue of their shared control over the Sponsor.

(2)

The calculation assumes that there is a total of 28,660,000 Class A Ordinary Shares outstanding, which is the sum of (i) the 23,000,000 Class A Ordinary Shares outstanding as of December 13, 2021, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 13, 2021, and (ii) the 5,660,000 Class A Ordinary Shares issuable upon conversion of the Class B Ordinary Shares held by the Sponsor, as reported herein.

1	NAME OF REPORTING PERSON Perception Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,660,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,660,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,660,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.7% (2)
12	TYPE OF REPORTING PERSON IN

(1)

Reflects 5,660,000 Class A Ordinary Shares issuable upon conversion of 5,660,000 Class B Ordinary Shares. The Class B Ordinary Shares will automatically convert into Class A Ordinary Shares at the time of the Company’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. The Sponsor is controlled by Perception Capital Partners LLC, which is controlled by Northern Pacific Group, L.P., which is controlled by Scott Honour and Marcy Haymaker. As such, each of Perception Capital Partners LLC, Northern Pacific Group, L.P., Scott Honour and Marcy Haymaker may be deemed to beneficially own the Class B Ordinary Shares held by the Sponsor by virtue of their shared control over the Sponsor.

(2)

The calculation assumes that there is a total of 28,660,000 Class A Ordinary Shares outstanding, which is the sum of (i) the 23,000,000 Class A Ordinary Shares outstanding as of December 13, 2021, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 13, 2021, and (ii) the 5,660,000 Class A Ordinary Shares issuable upon conversion of the Class B Ordinary Shares held by the Sponsor, as reported herein.

1	NAME OF REPORTING PERSON Northern Pacific Group, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,660,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,660,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,660,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.7% (2)
12	TYPE OF REPORTING PERSON IN

(1)

Reflects 5,660,000 Class A Ordinary Shares issuable upon conversion of 5,660,000 Class B Ordinary Shares. The Class B Ordinary Shares will automatically convert into Class A Ordinary Shares at the time of the Company’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. The Sponsor is controlled by Perception Capital Partners LLC, which is controlled by Northern Pacific Group, L.P., which is controlled by Scott Honour and Marcy Haymaker. As such, each of Perception Capital Partners LLC, Northern Pacific Group, L.P., Scott Honour and Marcy Haymaker may be deemed to beneficially own the Class B Ordinary Shares held by the Sponsor by virtue of their shared control over the Sponsor.

(2)

The calculation assumes that there is a total of 28,660,000 Class A Ordinary Shares outstanding, which is the sum of (i) the 23,000,000 Class A Ordinary Shares outstanding as of December 13, 2021, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 13, 2021, and (ii) the 5,660,000 Class A Ordinary Shares issuable upon conversion of the Class B Ordinary Shares held by the Sponsor, as reported herein.

1	NAME OF REPORTING PERSON Scott Honour
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,660,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,660,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,660,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.7% (2)
12	TYPE OF REPORTING PERSON IN

(1)

Reflects 5,660,000 Class A Ordinary Shares issuable upon conversion of 5,660,000 Class B Ordinary Shares. The Class B Ordinary Shares will automatically convert into Class A Ordinary Shares at the time of the Company’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. The Sponsor is controlled by Perception Capital Partners LLC, which is controlled by Northern Pacific Group, L.P., which is controlled by Scott Honour and Marcy Haymaker. As such, each of Perception Capital Partners LLC, Northern Pacific Group, L.P., Scott Honour and Marcy Haymaker may be deemed to beneficially own the Class B Ordinary Shares held by the Sponsor by virtue of their shared control over the Sponsor.

(2)

The calculation assumes that there is a total of 28,660,000 Class A Ordinary Shares outstanding, which is the sum of (i) the 23,000,000 Class A Ordinary Shares outstanding as of December 13, 2021, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 13, 2021, and (ii) the 5,660,000 Class A Ordinary Shares issuable upon conversion of the Class B Ordinary Shares held by the Sponsor, as reported herein.

1	NAME OF REPORTING PERSON Marcy Haymaker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,660,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,660,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,660,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.7% (2)
12	TYPE OF REPORTING PERSON IN

(1)

Reflects 5,660,000 Class A Ordinary Shares issuable upon conversion of 5,660,000 Class B Ordinary Shares. The Class B Ordinary Shares will automatically convert into Class A Ordinary Shares at the time of the Company’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. The Sponsor is controlled by Perception Capital Partners LLC, which is controlled by Northern Pacific Group, L.P., which is controlled by Scott Honour and Marcy Haymaker. As such, each of Perception Capital Partners LLC, Northern Pacific Group, L.P., Scott Honour and Marcy Haymaker may be deemed to beneficially own the Class B Ordinary Shares held by the Sponsor by virtue of their shared control over the Sponsor.

(2)

The calculation assumes that there is a total of 28,660,000 Class A Ordinary Shares outstanding, which is the sum of (i) the 23,000,000 Class A Ordinary Shares outstanding as of December 13, 2021, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 13, 2021, and (ii) the 5,660,000 Class A Ordinary Shares issuable upon conversion of the Class B Ordinary Shares held by the Sponsor, as reported herein.

Item 1(a).	Name of Issuer:

Perception Capital Corp. II

Item 1(b).	Address of Issuer’s Principal Executive Offices:

315 Lake Street East, Suite 301, Wayzata, MN 55391

Item 2(a).	Name of Person Filing:

This statement is being filed jointly pursuant to §240.13d-1(k)(1) on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	Perception Capital Partners II LLC

2.	Perception Capital Partners LLC

3.	Northern Pacific Group, L.P.

4.	Scott Honour

5.	Marcy Haymaker

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

315 Lake Street East, Suite 301, Wayzata, MN 55391

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Titles of Classes of Securities:

Class A Ordinary Shares, par value $0.0001 per share

Item 2(e).	CUSIP Number:

The Class A Ordinary Shares CUSIP Number is G7007D 102.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________

Item 4.	Ownership

(a) Amount beneficially owned:

See responses to Item 9 on each cover page.

(b) Percent of class:

See responses to Item 11 on each cover page.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii) Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii) Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv) Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

PERCEPTION CAPITAL PARTNERS II LLC

By:	/s/ Scott Honour
Name:	Scott Honour
Title:	Authorized Signatory

PERCEPTION CAPITAL PARTNERS LLC

By:	/s/ Scott Honour
Name:	Scott Honour
Title:	President

NORTHERN PACIFIC GROUP, L.P.

By:	/s/ Scott Honour
Name:	Scott Honour
Title:	Authorized Signatory

/s/ Scott Honour
Scott Honour

/s/ Marcy Haymaker
Marcy Haymaker

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.